

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 24, 2009

Mr. Curtis W. Mewbourne
President and Director
Mewbourne Energy Partners 08-A, L.P.
3901 South Broadway
Tyler, TX 75701

      Re: **Mewbourne Energy Partners 08-A, L.P.**
           Form 10, Amendment No. 1 filed June 26, 2009
           File No. 0-53648

Dear Mr. Mewbourne:

      We have completed our review of your Form 10 and have no further comments at this time.

      Sincerely,

      H. Roger Schwall
      Assistant Director

cc: C. White
       S. Buskirk
       N. Gholson